

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 29, 2009

Via U.S. Mail and Facsimile: (832) 218-8788

Mr. Ian Morris
Chief Executive Officer
Market Leader, Inc.
11332 NE 122nd Way
Kirkland, Washington 98034

> **RE:** **Market Leader, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-51032**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your statement about your recent shift in business model from "original lead generation…toward offerings that combine software-as-a-service with access to industry-leading media buying and lead generation services." As you execute this strategy in the future, please include a clearer description of how your business model is changing and the anticipated effect on your company's operations and financial condition.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 21

2. We note that you benchmark your executive's compensation against a specific group of comparable companies. In your future filings, please disclose the identities of all your "comparators."

3. We note that annual cash bonus awards were tied to the achievement of targeted revenue and Adjusted EBITDA. In future filings, please quantify, for each named executive officer, the performance targets and threshold levels and weight given to each, if more than one. See Regulation S-K Item 402(b)(v), (vi) and (vii). In addition, if you retain discretion to modify such awards, explain what performance factors are used in such determinations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director